UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

For Annual Reports of Employee Stock

Purchase, Savings and Similar Plans

Pursuant to Section 15(d)

Of the Securities Exchange Act of 1934

_____________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number: 000-21835

_____________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

1500 WEST UNIVERSITY PARKWAY

SARASOTA, FLORIDA 34243

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HELIOS TECHNOLOGIES, INC.

7456 SIXTEENTH STREET EAST

SARASOTA, FLORIDA 34243

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020 AND 2019

CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	3
Notes to the Financial Statements	4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020	12

Signature	13

Exhibit
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

All other schedules are omitted as they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Helios Technologies, Inc. 401(K) Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Helios Technologies, Inc. 401(K) Retirement Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The Schedule of assets (Held at End of Year) as of December 31, 2020 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2016.

Tampa, Florida

June 24, 2021

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
Assets
Investments at fair value:
Money market funds and cash	$8,732,399	$8,862,780
Mutual funds	86,149,125	61,658,694
Collective trust funds	3,102,213	—
Common stock	2,516,660	1,350,579
Sponsor company common stock	12,235,118	13,687,482
Total investments at fair value	112,735,515	85,559,535
Receivables:
Employer contribution-cash	792,390	830,990
Participant contribution	5,179	47,205
Notes receivable from participants including interest	2,247,800	2,449,047
Total receivables	3,045,369	3,327,242
Net assets available for benefits	$115,780,884	$88,886,777

The accompanying Notes to the Financial Statements are an integral part of these financial statements.

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2020

Additions:
Investment income:
Net appreciation in fair value of investments	$11,000,614
Interest and dividends	2,995,660
Total investment gain, net	13,996,274
Contributions:
Participant	3,973,660
Employer-cash	3,225,493
Rollovers	1,825,585
Total contributions	9,024,738
Interest income on notes receivable from participants	159,457
Total additions	23,180,469

Deductions:
Benefits paid to participants	22,174,851
Administrative expenses	133,518
Total deductions, net	22,308,369

Net increase in net assets available for benefits before transfers	872,100

Transfers in from merged plans	26,022,007

Total net increase in net assets available for benefits	26,894,107

Net assets available for benefits
Beginning of the year	88,886,777
End of the year	$115,780,884

The accompanying Notes to the Financial Statements are an integral part of these financial statements.

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1.Description of Plan

The following description of the Helios Technologies, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.

General

The Plan became effective on January 1, 1979. The Plan is a defined contribution 401(k) plan covering certain employees of its sponsor, Helios Technologies, Inc. (the “Corporation” or “Helios”) and certain wholly owned subsidiaries including Sun Hydraulics, LLC (“Sun”), Enovation Controls, LLC (“Enovation”), Balboa Water Group, LLC (“Balboa”) and Faster Inc. (“Faster”). Employees are eligible to participate in the Plan effective on the first day of the calendar month coinciding with or following their hire date and are automatically enrolled in the Plan 30 days after their participation date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Helios Technologies Employee Benefits Committee (the “Committee”) except in connection with the acquisition, retention or disposition of Corporation stock held by the Plan, with respect to which the Corporation's Board of Directors retains authority. The Committee is composed of five employees of the Corporation who are delegated administrative responsibility by the Corporation’s Board of Directors. Charles Schwab Bank (the “Trustee”) is the current trustee for the Plan. Schwab Retirement Plan Services, Inc. provides the recordkeeping, accounting, and the telephone and internet exchange features of the Plan.

The sponsor company common stock fund is a share-based stock fund. At December 31, 2020, the fund held 229,595 shares of Helios Technologies, Inc. common stock (“company common stock”) with a price of $53.29 per share as of such date. At December 31, 2019, the fund held 296,074 shares of Helios Technologies, Inc. common stock with a price of $46.23 per share as of such date.

In March 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The CARES Act provided temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions, and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. During 2020, plan management adopted relief provisions related to hardship withdrawals, loans, and required minimum distributions included in the CARES Act.

Plan Amendments

During 2004, the Corporation adopted the Employee Stock Ownership Plan (“ESOP”). Under the ESOP, the Corporation could contribute on a discretionary basis company common stock to all employees eligible to participate in the Plan. Effective January 1, 2019, the Plan was restated to remove the ESOP feature of the Plan and replace it with a company common stock fund and the Plan was renamed from the Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan to the Sun Hydraulics Corporation 401(k) Retirement Plan. The company common stock fund is used for discretionary contributions by the participant and the Corporation.

Effective June 13, 2019, the Corporation changed its legal name from Sun Hydraulics Corporation to Helios Technologies, Inc. at which time the name of the Plan was updated and renamed to the Helios Technologies, Inc. 401(k) Retirement Plan.

Effective January 1, 2020, the Enovation Controls 401(k) Profit Sharing Plan and the Faster, Inc. Profit Sharing Plan were merged into this Plan. Enovation Controls and Faster, Inc., wholly owned operating subsidiaries of the Corporation, became adopting employers. Enovation plan assets totaling $24,687,982 were transferred into the Plan on January 2, 2020. Faster plan assets totaling $1,334,025 were transferred into the Plan on January 9, 2020. The changes in net assets from these mergers are included in the Statement of Changes in Net Assets Available for Benefits as of the respective asset transfer dates.

In conjunction with the mergers, the Plan was amended as follows:

•	Eligibility – The age and service requirements were removed, and the entry date was changed to the first day of the month after or coinciding with an employee’s hire date.
•	Vesting – The definition of service for vesting purposes was changed to credit participants with a year of vesting service after they have worked 1,000 hours in the calendar year.
•	Payment of Benefits – The Plan allows for distributions from rollover sources at any time.
•

Notes Receivable from Participants – The minimum loan was reduced from $1,000 to $500. Participants can initiate a residential loan to purchase a primary residence to be repaid over a period of up to 15 years.

•	Enovation and Faster were added as adopting employers of the Plan. Separate criteria for Enovation and Faster employees was established as detailed throughout these Notes to the Financial Statements.
•	Protected Benefits – Certain Enovation and Faster plan provisions were retained and incorporated into the Plan for employees who were participants in the plans prior to the mergers.

Effective November 6, 2020, Balboa was added as an adopting employer of the Plan.

Effective January 15, 2021, Helios Center of Engineering Excellence, LLC was added as an adopting employer of the Plan.

Contributions

Eligible employees of Sun, Faster and Helios are automatically enrolled in the Plan at 3% of eligible compensation. Eligible employees of Enovation and Balboa are automatically enrolled in the Plan at 7% of eligible compensation. Employees can elect not to defer compensation or change their deferral rate at any time. Salary deferral contributions are made by participating employees through payroll deductions in amounts authorized by the employees. The Plan allows participants to make pre-tax contributions from 1% to 100% of their eligible compensation, not to exceed statutory limits.

Pre-tax contributions, of up to 6% of Sun and Helios employee’s salary (depending on length of service), are matched by the Corporation. Matching contributions are based on the years of service as listed in the following schedule:

Years of Service	% Match
Less than three years	3%
After three years	4%
After five years	5%
After seven or more years	6%

Pre-tax contributions, of up to 6% of Faster employee’s salary, are matched by the Corporation at 100%.

Enovation and Balboa employee salary contributions are matched at the employer’s discretion. For the year ended December 31, 2020, Enovation and Balboa employees who contributed up to 2% of their salary were matched by the Corporation at 100%; salary contributions from 3% through 6% were additionally matched at 50%; and employees contributing 7% or more of their salary received 100% match on 4.5% of their salary. The discretionary match totaled $792,390 and is presented as a receivable as of December 31, 2020.

Additional contributions may be made by the Corporation on a discretionary basis. For the 2020 plan year, no additional discretionary contributions were made. For the 2019 plan year, the Corporation elected to contribute $830,990, in cash, which was used to purchase shares of company common stock on the open market. The shares of company common stock were deposited to the company stock fund. The contribution is presented as a receivable as of December 31, 2019.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, any employer contribution and an allocation of Plan earnings or losses. Allocations are based on the participant’s account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants employed by Faster are fully vested in employer matching contributions immediately and are vested in employer discretionary contributions based on years of service in accordance with the table below. Participants employed by Sun and Helios are vested in all employer contributions based on years of services in accordance with the table below.

Years of Service	Vesting %
Less than 1	—
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participants employed by Enovation and Balboa are vested in all employer contributions based upon years of service defined in the Plan, as follows:

Years of Service	Vesting %
Less than 1	—
1	33%
2	67%
3 or more	100%

Payment of Benefits

If a participant ceases to be employed by the Corporation for any reason other than death or total and permanent disability, prior to satisfying the age and service requirements for early or normal retirement, the terminated participant may elect to receive lump-sum or periodic payments of the participant’s vested account balance. Withdrawals may be subject to tax withholdings and penalties.

Benefits may be paid upon death, disability, termination, retirement or upon reaching the normal retirement age. Benefits are paid to the participants or their beneficiaries, in lump-sum amounts or periodic payments. Under certain circumstances, hardship withdrawals are allowed from the Plan.

Investment Options

The participants, upon enrollment in the Plan, elect to invest their contributions, in one (1) percent increments, in the investment options provided by the Plan. Discretionary contributions made by the Corporation in company common stock are not a participant directed investment option; however, participants may divest investments in company common stock contributions made by the Corporation, immediately upon receipt.

Notes Receivable From Participants

A participant may receive a loan based on the loan program set forth by the Plan. A participant can have a maximum of one general loan and one residential loan outstanding at any time. The minimum amount of a loan is $500 and the maximum amount of a loan, when added to the outstanding balance of other loans from the Plan, is generally the lesser of 1) 50% of the participant’s vested account balance or 2) $50,000 (reduced by the excess of the participants highest outstanding loan balance during the prior 1-year period over the outstanding loan balance as of the day the loan is made). The loans are collateralized by the balance in the participant’s account and bear interest at a reasonable rate, as defined by the Plan. Current loans bear interest at a rate of 3.25% - 7.50%. Notes receivable from participants are presented at cost plus accrued interest. Interest income is recorded when earned. Principal and interest are paid through payroll deductions over a maximum of 5 years for general loans and 15 years for a loan used to purchase a participant’s principal residence.

Plan Expenses

The Plan pays the account administrative service fee and plan-related investment advisory fees from income earned by the Plan with any fee not covered by the earned income charged on a pro-rata basis from participant accounts. The Corporation pays the legal and accounting fees, and other expenses on behalf of the Plan.

Forfeitures

At December 31, 2020 and 2019, forfeited nonvested accounts totaled $80,531 and $101,908, respectively. Forfeited account balances revert back to the Plan and are used to pay reasonable administrative expenses of the Plan and are used to reduce the employer’s matching contributions. Forfeitures in the amount of $73,967 were utilized during 2020 to pay Plan expenses and $79,799 were used to reduce the employer’s matching contributions.

2.Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan’s investments are held by the Trustee. The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. Investment income and gains and losses are allocated among participants on the basis of individual participant account balances. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents, in the statement of changes in net assets available for benefits, net appreciation (depreciation) in fair value of its investments consisting of realized gains (losses) and unrealized appreciation (depreciation) on those investments.

Recent Accounting Pronouncements

In July 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-09, Codification Improvements, which made changes to a variety of topics, to clarify, correct errors in, or make minor improvements to the Accounting Standards Codification. The Company adopted the standard for the 2020 plan year. Adoption of the standard did not have a material impact on the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements for fair value measurements. The Company adopted the standard for the 2020 plan year. Adoption of the standard did not have a material impact on the financial statements.

3.Fair Value Measurements

The Plan applies fair value accounting guidelines for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Under these guidelines, fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3 - Unobservable inputs that are supported by little, infrequent, or no market activity and reflect the Company’s own assumptions about inputs used in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common stocks

The Corporation’s common stock and common stock of other companies held in self-directed brokerage accounts are stated at fair value as quoted by the market close price on a recognized securities exchange on the last business day of the Plan year and are classified as Level 1.

Money market funds

Money market funds and money market funds held in self-directed brokerage accounts are valued at quoted prices in an active market, which represents the net asset values (“NAV”) of shares held by the Plan at year-end and are classified as Level 1.

Mutual funds

Mutual funds and mutual funds held in self-directed brokerage accounts are valued at quoted prices in an active market, which represents the net asset values of shares held by the Plan at year-end and are classified as Level 1.

Collective trust funds

Valued at the NAV of the underlying assets owned by the fund, minus its liabilities and then divided by the number of units outstanding. The NAV is provided by the fund administrators and is used as a practical expedient to estimating fair value and therefore collective trust funds are not assigned to a level in the fair value hierarchy table. The collective trust funds provide for daily redemptions by the Plan at the reported net asset values per share, with no advance notice requirement.

As of December 31, 2020, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at 12/31/20 Using
	Investments Measured at Fair Value at	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	12/31/2020	(Level 1)	(Level 2)	(Level 3)
Sponsor company common stock	$12,235,118	$12,235,118	$—	$—
Money market funds	8,066,433	8,066,433	—	—
Mutual funds	85,116,618	85,116,618	—	—
Self directed brokerage accounts	4,215,133	4,215,133	—	—
Total assets in the fair value heirarchy	$109,633,302	$109,633,302	$—	$—
Collective trust funds	3,102,213
Total investments	$112,735,515

As of December 31, 2019, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at 12/31/19 Using
	Investments Measured at Fair Value at	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	12/31/2019	(Level 1)	(Level 2)	(Level 3)
Sponsor company common stock	$13,687,482	$13,687,482	$—	$—
Money market funds	8,672,689	8,672,689	—	—
Mutual funds	61,334,684	61,334,684	—	—
Self directed brokerage accounts	1,864,680	1,864,680	—	—
Total investments	$85,559,535	$85,559,535	$—	$—

4.Tax Status of the Plan

The Internal Revenue Service issued an opinion letter dated June 19, 2014, indicating that the prototype plan document adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code (“IRC”). Although the Plan has been amended from the original prototype plan document, Plan management believes that the Plan was operated in accordance with the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2020, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements, and no interest or penalty expense was recognized related to uncertain tax positions for the year ended December 31, 2020. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

5.Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend or discontinue the Plan at any time and to terminate the Plan, subject to the terms of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts and net assets of the Plan will be distributed to the participants and beneficiaries of the Plan.

6.Related Party Transactions

Certain Plan investments are shares of mutual funds, money market funds, self-directed brokerage accounts, collective trust funds and cash managed by the Trustee, notes receivable from participants and shares of the Corporation’s common stock; and, therefore, these transactions qualify as party-in-interest.

7.Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

In March 2020, the World Health Organization classified an outbreak of the novel strain of coronavirus (COVID-19) a global pandemic, which has adversely impacted the global economy by disrupting supply chains, lowering equity market valuations, creating significant volatility and disruption in financial markets, and increasing unemployment levels. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. As of the date of issuance, the ultimate length and future severity of this pandemic cannot be reasonably estimated.

SUPPLEMENTAL SCHEDULE

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

Information furnished pursuant to item 4i, Schedule H of Form 5500

Employer identification number: 59 2754337

Plan number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market value
*	Schwab Value Advantage Money Ultra	Money Market Fund	#	$8,066,433
	American Beacon Large Cap Value Inv	Mutual Fund	#	2,293,321
	Columbia Mid Cap Index Inst	Mutual Fund	#	3,312,934
	Columbia Small Cap Index Inst	Mutual Fund	#	3,305,301
	Delaware Small Cap Value R6	Mutual Fund	#	375
	Fidelity International Index	Mutual Fund	#	893,947
	JPMorgan Core Bond I	Mutual Fund	#	3,587,676
	JPMorgan Mid Cap Value R6	Mutual Fund	#	3,963
	Morgan Stanley Discovery Por A	Mutual Fund	#	2,926,174
	Oppenheimer Developing Mkts Y	Mutual Fund	#	1,253,714
*	Schwab S&P 500 Index Select	Mutual Fund	#	12,672,282
	T Rowe Price Blue Chip	Mutual Fund	#	9,454,867
	T Rowe Overseas Stock	Mutual Fund	#	2,829,332
	T Rowe QM US Small-Cap Growth Equity	Mutual Fund	#	35,596
	Vanguard Inflation Protection Adm	Mutual Fund	#	1,554,609
	Vanguard Target Retirement 2020	Mutual Fund	#	9,091,580
	Vanguard Target Retirement 2030	Mutual Fund	#	13,199,406
	Vanguard Target Retirement 2040	Mutual Fund	#	9,084,225
	Vanguard Target Retirement 2050	Mutual Fund	#	6,250,872
	Vanguard Target Retirement 2060	Mutual Fund	#	2,387,545
	Vanguard Target Retirement Income	Mutual Fund	#	974,411
	Vanguard Total Bond Market Index Admiral	Mutual Fund	#	4,488
	Putnam Stable Value 25 bps	Collective Trust Fund	#	3,102,213
*	Personal Choice Retirement Account	Self Directed Brokerage Account	#	4,215,133
*	Helios Technologies, Inc. Common Stock	Common Stock	#	12,235,118
*	Notes receivable from participants	Various maturity dates with interest rates ranging from 3.25% - 7.50%	#	2,247,800
	Total			$114,983,315

*	Represents a party-in-interest to the Plan.
#	Investments are participant-directed and, therefore, cost information is not required.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Helios Technologies, Inc. 401(k) Retirement Plan

June 24, 2021	By:	/s/ Tricia L. Fulton
Tricia L. Fulton
Chief Financial Officer (Principal
Financial and Accounting Officer)